Exhibit (d)(12)(B)

AMENDMENT NO. 1 TO
HAHN EQUIPMENT CO. SAVINGS PLAN
FOR UNION EMPLOYEES
(2001 and 2002 Restatements)

     Hahn Equipment Co., a Minnesota corporation, pursuant to the power of amendment reserved to it in Section 11.1 of Hahn Equipment Co. Savings Plan for Union Employees (the “Plan”), hereby adopts and publishes this Amendment No. 1 to the 2001 Restatement of the Plan and the 2002 Restatement of the Plan. The modifications made by this amendment are effective as of January 1, 2001.

Article 1. A new sentence is added at the end of the first paragraph of the Plan reading as follows:

This Plan, which Hahn has adopted for the exclusive benefit of its eligible Employees and their Beneficiaries, is a profit sharing plan with features permitted by Section 401(k) of the Code and is intended to qualify under Section 401(a) of the Code.

Article 2. References in Section 7.3(g) to Section 7.3(h), Section 7.3(h)(4), Section 7.3(h)(5) and Section 7.3(h)(6) are amended to read Section 7.3(g), Section 7.3(g)(4), Section 7.3(g)(5) and 7.3(g)(6), respectively.

IN WITNESS WHEREOF, Hahn Equipment Co. has caused its name to be hereto subscribed by its                     the         day
of                    , 2002.

HAHN EQUIPMENT CO.

By

Its

STATE OF MINNESOTA )
) SS.
COUNTY OF )

     On this                     day of                    , 2002, before me personally appeared                              , to me personally known, who, being by me first duly sworn, did depose and say that he or she is the                               of Hahn Equipment Co., the corporation named in the foregoing instrument; and that said instrument was signed on behalf of said corporation by authority of its Board of Directors, and he or she acknowledged said instrument to be the free act and deed of said corporation.

Notary Public